May 22, 2025

Thomas Taapken
Chief Financial Officer
InflaRx N.V.
Winzerlaer Str. 2
07745 Jena, Germany

        Re: InflaRx N.V.
            Form 20-F for Fiscal Year Ended December 31, 2024
            File No. 001-38283
Dear Thomas Taapken:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2024
Operating and Financial Review and Prospects
Results of operations
Comparison of the years ended December 31, 2024 and 2023
Research and development expenses, page 96

1. We note from your disclosures, as well as the pipeline table on page 59, that vilobelimab and INF904 are each in clinical development for two or more indications.
       Considering the significant research and development expenses you have historically incurred and expect to continue to incur, please provide revised disclosure in future filings to disclose the costs incurred during each period presented for each of your key product candidates by indication. If you do not track your research and development costs by candidate and/or indication, disclose that fact and explain why you do not maintain and evaluate research and development costs by candidate and/or indication and, in this case, break out external research and development costs by clinical and pre-clinical. In this regard, we note the disclosure on page F-20 of the makeup of your third-party services expenses which includes aggregated costs attributable to clinical and pre-clinical studies. If you cannot disaggregate these amounts, please disclose that
 May 22, 2025
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       fact and explain why not. Include draft disclosure with your response.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracie Mariner at 202-551-3744 or Jenn Do at 202-551-3743 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences